Filed Pursuant To Rule 433

Registration No. 333-209926

April 13, 2017

SPDR® Gold Shares (GLD) Quarterly Dashboard
As of March 31, 2017
by the SPDR Gold Strategy Team
What happened to gold in the first quarter?
Gold rallied in the first quarter as prices shrugged-off a fed hike. Inflation showed signs of life as real interest rates remained in low to negative territory, and the US dollar lost some of its immediate post-election enthusiasm.
With 83% of total flows, gold ETF demand from Europe outpaced that of the Americas as the British government triggered Article 50 to begin a two-year process to end its membership in the European Union.
President Trump’s setback to repeal and replace the Affordable Care Act may have stirred uncertainty over his planned policies which may bode well to the case for gold in the near future.
Looking ahead, stakes are high in France as populist victories in the United Kingdom and United States in 2016 have shown that anything can happen in politics.
Gold Vitals
Gold Vitals
Factors Trend* Potential Impact** 31-Mar-17 52 Week High 52 Week Low
Gold Price (USD/oz) • • 1244.9 1366.3 1125.7
Gold Bullish Sentiment (%) • • 41.2 82.4 17.7
Stock Market Volatility • • 12.4 25.8 10.6
Gold Spec. Interest (moz) • • 15.2 34.0 11.8
Crude Oil (USD/bbl) • • 50.6 54.5 35.7
US Dollar Index • • 100.4 103.3 92.6
Gold ETF holdings (moz)*** • • 66.0 70.1 59.7
10-Year Treasury Yields (%) • • 2.39 2.63 1.36
Gold holdings in ETFs represent 25 gold ETFs. Source: Bloomberg Finance L.P, SSGA.
Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., Gold Bullish Sentiment (%) = Bloomberg Commodity Sentiment Gold Bullish Readings Index, Stock Market Volatility: SPX Volatility Index, Gold Spec. Interest = Gold Net Speculative Long Positions from the Commitment of Traders Report released by the CFTC, Crude Oil = Bloomberg Generic Front Month Crude Prices, US Dollar Index = The US Dollar Index. 10-Year Treasury Yields = Bloomberg US Generic Government 10 Year Yields Index. (See “Definitions” on Page 4 for details on indices or benchmarks).
GLD Key Facts
$33.3B Fund Size* $0.01 30-Day Liqudity: Bid/Ask Spread $880M 30-Day Average Daily Volume
*as of March 31, 2017
Source: Bloomberg, State Street Global Advisors (SSGA).
Asset Class Returns and Correlations****
Returns Correlation to Gold
Trailing Trailing
3-Mo 12-Mo December Corr. over Trailing Trailing
March (%)(%).(%). Correlation past 3 months March 3-Mo. 12-Mo.
USD -0.76 -1.82 6.09 Weak Negative Weakening -0.27 -0.37 -0.29
10-Yr Treasuries 0.05 0.96 -2.54 Weak Positive Weakening 0.22 0.43 0.43
Commodities -3.48 -2.51 20.04 Weak Flat -0.03 0.04 -0.02
Equities 0.98 6.41 12.71 Weak Flat 0.04 -0.01 -0.13
Gold -0.86 8.64 0.63 — — — — —
Source: Bloomberg Finance L.P, SSGA.
Past performance is not a guarantee of future results.
Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE
Benchmark Administration Ltd., USD = The US Dollar Index, 10-Year Treasuries = The ICE U.S. Treasury 7–10 Year
Bond Index, Commodities = S&P Goldman Sachs Commodity Index, Equities = MSCI ACWI Index.
In terms of “Strengthening” and “Weakening” correlation, it’s a comparison between the December correlation and the trailing 3-month correlation. It is considered “Strengthening” when the December correlation is greater than 0.2 and greater than the trailing 3-month correlation. It is considered “Weakening” when the December correlation is less than -0.2 and less than the trailing 3-month correlation. It is considered “Flat” when none of the criteria above fits.

SPDR® Gold Shares (GLD) Quarterly Dashboard
Gold bounces higher from losses made in Q4 2016 spurred by a softer USD and tighter US Treasury yields.
Figure 1: Gold and US Dollar Index
USD/oz USD Index
1,400 104.0 1,300 100.5 1,200 97.0 1,100 93.5
1,000 Mar May Jul Sep Nov Jan Mar 90.0 2016 2016 2016 2016 2016 2017 2017
— LBMA Gold Price PM (USD/oz) (LHS) — US Dollar Index (RHS)
Source: Bloomberg Finance L.P., SSGA.
Figure 2: Gold and Equities
USD/oz MSCI ACWI Index
1,400 475
450 1,300
425 1,200 400
1,100
375
1,000 Mar May Jul Sep Nov Jan Mar 350 2016 2016 2016 2016 2016 2017 2017
— LBMA Gold Price PM (USD/oz) (LHS) — MSCI ACWI (RHS)
Source: Bloomberg Finance L.P., SSGA.
Figure 3: Gold and Commodities
USD/oz S&P GSCI Index
1,400 500 1,300 400 1,200 300 1,100 200
1,000 Mar May Jul Sep Nov Jan Mar 100 2016 2016 2016 2016 2016 2017 2017
— LBMA Gold Price PM (USD/oz) (LHS) — S&P GSCI (RHS)
Source: Bloomberg Finance L.P., SSGA.
Figure 4: Gold and 10-Year Treasury Yields
USD/oz %
1,400 2.75
2.40 1,300
2.05 1,200
1.70
1,100
1.35
1,000 Mar May Jul Sep Nov Jan Mar 1.00 2016 2016 2016 2016 2016 2017 2017
— LBMA Gold Price PM (USD/oz) (LHS) — US 10-yr Treasury Yields (RHS)
Source: Bloomberg Finance L.P., SSGA.
Past performance is not a guarantee of future results. Index performance does not represent the performance of any particular exchange traded fund.
State Street Global Advisors

SPDR® Gold Shares (GLD) Quarterly Dashboard
Bullion found support from a covering of speculative short positions on the COMEX as ETF holdings regained their footing following a lackluster Q4 2016.
Figure 5: Stock Market Volatility
USD/oz VIX Index
1,400 60 1,300 45 1,200 30 1,100 15
1,000 Mar May Jul Sep Nov Jan Mar 0 2016 2016 2016 2016 2016 2017 2017
— LBMA Gold Price PM (USD/oz) (LHS) — VIX Index (RHS)
Source: Bloomberg Finance L.P., SSGA.
Figure 6: COMEX Positioning
Moz USD/oz
60 2,150
40 1,900
20 1,650
0 1,400 -20 1,150
-40 Mar Mar Mar Mar Mar Mar Mar Mar 900 2010 2011 2012 2013 2014 2015 2016 2017
n Long (LHS) n Short (LHS) — Net Position (LHS) — LBMA Gold Price PM (USD/oz) (RHS)
Source: Bloomberg Finance L.P.,CFTC and SSGA.
Figure 7: Gold Sentiment
USD/oz Gold Bullish %
1,400 100 1,300 75 1,200 50 1,100 25
1,000 Mar May Jul Sep Nov Jan Mar 0 2016 2016 2016 2016 2016 2017 2017
— LBMA Gold Price PM (USD/oz) (LHS) — Gold Bullish Sentiment (RHS)
Source: Bloomberg Finance L.P., SSGA.
Figure 8: Gold ETF Holdings†
USD/oz MOZ
1,400 75 1,300 70 1,200 65 1,100 60
1,000 Mar May Jul Sep Nov Jan Mar 55 2016 2016 2016 2016 2016 2017 2017
— LBMA Gold Price PM (USD/oz) (LHS) — Gold Holdings in ETFs (RHS)
Source: Bloomberg Finance L.P., SSGA.
Past performance is not a guarantee of future results. Index performance does not represent the performance of any particular exchange traded fund.
State Street Global Advisors

SPDR® Gold Shares (GLD) Quarterly Dashboard
Figure 9: Standard Performance SPDR® Gold Shares Performance as of March 31, 2017
Since Inception
1 Month (%) QTD (%) YTD (%) 1 Year (%) 3 Years (%) 5 Years (%) 10 Years (%) 11/18/2004
NAV -0.89 7.29 7.29 0.24 1.62 -6.00 6.09 8.30
Market Value -0.43 8.31 8.31 0.92 -1.34 -6.04 6.08 8.20
LBMA Gold Price PM -0.86 8.64 8.64 0.63 -1.22 -5.62 6.52 8.73
Source: spdrs.com.
Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance. Performance returns for periods of less than one year are not annualized.
The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund’s NAV is calculated.
If you trade your shares at another time, your return may differ.
Gross Expense Ratio: 0.40%.
Glossary
Bloomberg Commodity Sentiment Gold Bullish Readings Index A weekly measure of analysts and traders who are bullish on gold that is compiled by Bloomberg News. The number of participants in the survey may vary. COMEX The main futures market for trading metals such including gold, silver, copper and aluminum.
Gold Bullish Sentiment A measure of gold market sentiment created and published by Bloomberg. The weekly survey measures the percentage of gold analysts and traders who are bullish, bearish or neutral on gold.
ICE U.S. Treasury 7–10 Year Bond Index A fixed-income benchmark created by the Intercontinental Exchange, or ICE, that focuses on debt issued by the US Department of the Treasury. The index includes only US dollar denominated, fixed-rate securities that have a minimum term to maturity greater than seven years and less than or equal to 10 years.
LBMA Gold Price The LBMA Gold Price is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by the participants in a physically settled, electronic and tradable auction administered by the IBA using a bidding process that determines the price of gold by matching buy and sell orders submitted by the participants for the applicable auction time.
Long Gold Positions Speculative long positions on gold and other futures are recorded in the weekly Commitment of Traders Report published by the Commodities Futures Trading Commission, or CFTC, and measure the amount of gold ounces that are represented by gold futures that will be profitable should the price of gold rise. MSCI ACWI Index MSCI ACWI Index is a free-float weighted equity index that includes companies in both emerging and developed world markets and is designed to be a proxy for most of the investable equities universe around the world.
Net Positions Net positions in gold futures and other futures markets is the difference between the number of speculative long and speculative short positions. The data, found in the weekly Commitment of Traders Report, are published by the Commodities Futures Trading Commission, or CFTC.
S&P Goldman Sachs Commodity Index, or S&P GSCI A production-weighted index launched in 1992 that tracks the performance of 24 commodity futures contracts. The index, tilts to commodities that are more heavily produced globally, so its weights more heavily to crude oil than, say, to cocoa.
Short Gold Positions Speculative short positions on gold and other futures are recorded in the weekly Commitment of Traders Report published by the Commodities Futures Trading Commission, or CFTC, and measure the amount of gold ounces that are represented by gold futures that will be profitable should the price of gold fall.
US Dollar Index The US Dollar Index (DXY) Index measures the performance of the US Dollar against a basket of currencies: the euro (EUR), the Japanese yen (JPY), the British pound sterling (GBP), the Canadian dollar (CAD), the Swiss Franc (CHF) and the Swedish krona (SEK).
US Generic Government 10 Year Yields Index A fixed-income index compiled by Bloomberg that measures yields of generic US, on-the-run, government notes and bond indices. Yields are yield to maturity and pre-tax, are based on the ask side of the market and are updated intraday. Yields included in the index are precise to 4 decimal places.
US 10-Year Treasury Note Yield (Used in Macro Sensitivity) The interest rate paid to holders of U.S. 10 Year
Treasury Notes. The rate is comprised of Generic United States on-the-run government 10 Year Treasuries. The yield quoted is yield to maturity and on a pre-tax basis.
SPX Volatility Index VIX, or CBOE Volatility Index The SPX Volatility Index, also called the VIX or the CBOE Volatility Index, is a measure of the market’s expectation of 30-day volatility. It is constructed using the implied volatilities of a wide range of S&P 500 index options.
Email USSPDR-Gold@ssga.com
State Street Global Advisors

SPDR® Gold Shares (GLD) Quarterly Dashboard
* We define Trend as a comparison between end-of-month; 50-day; and 200-day readings for each factor. A positive trend is identified if either the end-of month reading is greater than the 50-day reading or if the 50-day reading is greater than the 200-day reading. We identify a negative trend when either the end-of month reading is less than the 50-day reading or when the 50-day reading is less than the 200-day reading. We define a flat trend as instances when the prevailing movement is neither positive nor negative.
** We define “Potential Impact” as the possible impact each of the trends may have on the price of gold.
*** Gold holdings in ETFs are represented by the securities tracked by Bloomberg Financial L.P that, together, make up 25 global ETFs.
ssga.com | spdrs.com
For public use.
State Street Global Advisors One Lincoln Street, Boston, MA 02111-2900. T: +1 617 786 3000. State Street Global Markets, LLC, member FINRA, SIPC, One Lincoln Street, Boston, MA 02111. Investing involves risk including the risk of loss of principal.
The information provided does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor. All material has been obtained from sources believed to be reliable.
There is no representation or warranty as to the accuracy of the information and State Street shall have no liability for decisions based on such information.
The whole or any part of this work may not be reproduced, copied or transmitted or any of its contents disclosed to third parties without SSGA’s express written consent.
While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Diversification does not ensure a profit or guarantee against loss.
Equity securities may fluctuate in value in response to the activities of individual companies and general market and economic conditions.
Past performance is not a guarantee of future results.
The trademarks and service marks referenced herein are the property of their respective owners. Third party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data and have no liability for damages of any kind relating to the use of such data.
**** We view the correlation coefficient as a metric that measures the strength and direction of a linear relationship between two variables. We believe it measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. We consider a correlation between -1.0 to -0.5 or 0.5 to 1.0 to be “strong;” one between -0.5 to -0.3 or 0.3 to 0.5 to be “moderate;” and one between -0.3 to -0.1 or 0.1 to 0.3 to be “weak.” We view a correlation coefficient between -0.1 to 0.1 as having “no correlation” or a “very weak” correlation.
† Gold holdings in ETFs are represented by the securities tracked by Bloomberg Financial L.P that, together, make up 25 global ETFs.
Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State
Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Trust:
The SPDR Gold Trust (“GLD®”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering.
You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the SPDR Gold Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available here.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 T: +1 866 320 4053 spdrgoldshares.com
State Street Global Advisors
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ID9196-IBG-23301 0417 Exp. Date: 07/31/2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.